Vedder Price	Vedder Price P.C.
222 NORTH LASALLE STREET
CHICAGO, Illinois 60601-1003
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C.
April 29, 2009
VIA EDGAR
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-05265 and 811-07655
Dear Mr. DiStefano:
     On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on April 15, 2009, regarding the Registrant’s Post-Effective Amendment No. 39 to its Registration Statement on Form N-1A filed on March 6, 2009 (the “PEA”), pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the Driehaus Active Income Fund (the “Fund”). As you requested, this letter is being filed via EDGAR.
1.	Comment: As the Fund is actively traded, please include disclosure regarding the risks associated with high portfolio turnover.

Response: Please see the following disclosure on page 3 of the Prospectus:
High Portfolio Turnover. It is anticipated that the Fund will experience high rates of portfolio turnover, which may result in payment by the Fund of above-average transaction costs and could result in the payment by shareholders of taxes on above-average amounts of realized investment gains, including net short-term capital gains, which are taxed as ordinary income for federal income tax purposes.
2.	Comment: Please disclose the risks associated with the Fund’s long/short strategy.

Response: In addition to the principal risks associated with the types of securities in which the Fund invests, which are listed under “Principal Risk Factors”

Vedder Price
beginning on page 2 of the prospectus, the Registrant has moved the following short sale risk disclosure from the “Related Risks” section to the “Principal Risks Factors” section, as it was also determined to be a principal risk:
Short Sale Risk. The Fund may make short sales. A short sale involves selling a security it does not own, in anticipation that the security’s price will decline. Short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund.
3.	Comment: Please add disclosure regarding the risks associated with each type of derivatives transaction.

Response: The Fund has added the following disclosure under the “Portfolio Investments and Other Risk Considerations” section on page 9 of the Prospectus:
Options, Futures and Options on Futures. The Fund may use futures and options for hedging or speculation. Participation in the options or futures markets involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies. In particular, the loss from investing in futures contracts is potentially unlimited. If the Adviser’s prediction of movements in the securities and interest rate markets is inaccurate, the Fund could be in a worse position than if such strategies were not used.
Risks inherent in the use of options, futures contracts and options on futures contracts include: (1) imperfect correlation between the price of options and futures contracts and options thereon and movements in the prices of the securities being hedged; (2) the fact that skills needed to use these strategies are different from those needed to select portfolio securities; and (3) the possible absence of a liquid secondary market for any particular instrument at any time.
Swap Agreements. The Fund may enter into swap agreements for hedging or speculation. Swap agreements are agreements between two parties (counterparties) to exchange payments at specified dates (periodic payment dates) on the basis of a specified amount (notional amount) with the payments calculated with reference to a specified asset, reference rate, or index. The swaps market is largely unregulated. It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

Vedder Price
4.	Comment: Please expand the risk disclosure relating to the Fund’s arbitrage strategies.

Response: With the exception of merger arbitrage, the Registrant believes that the risks associated with the Fund’s arbitrage strategies involve the same types of risks as the Fund’s other investment strategies. Accordingly, the Registrant has disclosed this on page 7 of the Prospectus and in connection with the “merger arbitrage risk” disclosure on page 9 of the Prospectus.
5.	Comment: Please add disclosure relating to counterparty risk.

Response: The following disclosure has been added to page 8 of the Prospectus:
Counterparty Risk. The use of a derivative involves the risk that a loss may be sustained as a result of the insolvency or bankruptcy of the other party to the contract (usually referred to as a “counterparty”) or the failure of the counterparty to make required payments or otherwise comply with the terms of the contract.
* * * * *
     If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours,

/s/Jennifer M. Goodman

JLG/srt
cc:	Michelle L. Cahoon
Cathy G. O’Kelly
Karin J. Flynn